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# Colleen Musson

Small Business Executive

Arnold, California · 151 connections · **Contact info**

Soccer Girl Socks, LLC

 University of Maryland
University College

## About

I am the founder of Soccer Girl Socks, an executive for Shred Soles LLC, a recent MBA Graduate, and manager at Bear Valley Cross Country. My background includes 11 years in the financial services industry as a banker and financial advisor. I have 20 years in the outdoor sports industry in management and as a buyer.

 🔗 **Shred Soles**
Skateboarding and...

🔗 **Snowboard Boot**
Insoles

## Experience

**Founder**
Soccer Girl Socks, LLC
Jan 2019 – Present · 8 mos
Bear Valley, CA

🖼  **Soccer Girl Socks**

  🖼 **asset.JPG**

**Retail Manager**
Bear Valley Cross Country

May 2017 – Present · 2 yrs 4 mos
Bear Valley, CA

 **Chief Executive Officer**
Shred Soles
Apr 2016 – Present · 3 yrs 5 mos

**Snowsports Instructor- Childrens Specialist I**
Snowtime, Inc
Nov 2007 – Nov 2017 · 10 yrs 1 mo
Liberty Mountain Resort, Carroll Valley, PA

1st snowboard instructor to attain children's specialist designation from AASI at any of the 3 resorts owned by Snowtime, Inc. An instructor for multi-week Jr. development program. 3 of my students are now also instructors.

**Assistant Branch Manager**
M&T Bank
Feb 2013 – Apr 2016 · 3 yrs 3 mos
Rouzerville, PA

Recently in the top ten for portfolio relationship cross selling.
My branch achieved the award for outstanding customer service for 1st quarter 2014.
Achieved an unheard of 100% score on the 2014 branch audit.

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## Education

**University of Maryland University College**
Master of Business Administration (MBA), International business management, 3.73
2014 – 2016

**Mount St. Mary's University**
Bachelor's Degree, Political Science, with Honors, Pi Sigma Alpha
1996 – 1998

## Licenses & Certifications

**Life and Health Producer**
Commonwealth of Pennsylvania
Issued 2011 · No Expiration Date

**Series 7 and 66**
Financial Industry Regulatory Authority (FINRA)
Issued Apr 2006 · No Expiration Date

**Children's Specialist I**
PSIA - AASI Professional Ski Instructors of America - American Association of Snowboard
Instructors
Issued 2011 · Expired 2014

## Skills & Endorsements

**Sales** · 5

Endorsed by **2 of Colleen's colleagues at M&T Bank**

**Financial Services** · 4

**Dominique Scott and 3 connections** have given endorsements for this skill

**Banking** · 3

**Dominique Scott and 2 connections** have given endorsements for this skill

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